[redacted]

SECURITIES AND EXCHANGE COMMISSION

09058764

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49253

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 Crandon Boulevard, Suite 167
(No. and Street)

Key Biscayne (City) Florida (State) 33149 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis Pimentel, CFO (305) 423-4284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Schechter Koch Price Lucas Horwitz & Co., PA
(Name – *if individual, state last, first, middle name*)

2121 Ponce De Leon Blvd, 11th Floor (Address) Coral Gables (City) Florida (State) 33134 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. John Devaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Capital Markets, Inc., as of February 26, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC - STATE OF FLORIDA
Margaret K. Lombardo
Commission #DD644241
Expires: MAR. 16, 2011
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

CEO

Title

Margaret K Lombardo

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

United Capital Markets, Inc.

Financial Statements
Year Ended December 31, 2008

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Debra A. Bachenheimer, CPA
Vincent Carrodeguas, CPA
Lawrence C. Elmer, CPA
Carlos F. Garcia, CPA
Zvi Gold, CPA
Michael B. Goldstein, CPA
Sanford B. Horwitz, CPA
Dana M. Kaufman, JD/CPA/CFE
Alan Kirzner, CPA
Jeffrey B. Koch, CPA/PFS
Diana Levi, CPA
Howard B. Lucas, CPA/ABV
Jerome T. Price, CPA
A. Gerald Reiss, CPA
Jack N. Rosenberg, CPA
Lawrence W. Rubenstein, CPA
Bernard J. Schinder, CPA/PFS
Saul H. Silverman, CPA
Gerald Teitelbaum, CPA
Roger J. Terrone, CPA
Joaquin R. Urquiola, CPA
Jeffrey L. Weiss, CPA

Independent Auditor's Report

To the Board of Directors
United Capital Markets, Inc.
Key Biscayne, Florida

We have audited the accompanying statement of financial condition of United Capital Markets, Inc. (the "Company") as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities, Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our, responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Capital Markets, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934, Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Schechter Koch Price Lucas Horwitz & Co., P.A.

Coral Gables, Florida
February 26, 2009

2121 Ponce de Leon Blvd. - 11th Floor • Coral Gables, FL 33134
Phone: (305) 442-2200 • Fax: (305) 444-0880
info@gskcpas.com • www.gskcpas.com

United Capital Markets, Inc.

Financial Statements

For the Year Ended December 31, 2008

Assets

Cash and cash equivalents	$	36,316
Securities owned, at fair value		44,669,491
Deposit with clearing organization		2,000,000
Furniture and equipment, at cost		
(net of accumulated depreciation of $904,547)		303,513
Interest receivable		1,154,055
Other assets		20,391
Total assets	$	48,183,766

Liabilities and Stockholder's Equity

Liabilities:		
Payable to clearing organization	$	29,870,208
Accounts payable and accrued expenses		141,779
Total liabilities		30,011,987
Stockholder's equity:		
Common stock (2,000 shares authorized, 100 shares issued and outstanding; no par value)		6,000
Additional paid-in capital		73,358,970
Accumulated deficit		(55,193,191)
Total stockholder's equity		18,171,779
Total liabilities and stockholder's equity	$	48,183,766

See notes to financial statements.

United Capital Markets, Inc.
Statement of Income
Year Ended December 31, 2008

Revenues:		
Interest	$	7,287,622
Principal transactions, trading losses, net		2,309,982
Other income		661
Total revenues		9,598,265
Expenses:		
Interest		514,744
Compensation and benefits		4,868,387
Floor brokerage, exhange, and clearance fees		330,770
Depreciation		307,525
Occupancy		209,798
Loss on indemnifications		2,329,187
Other expenses		922,675
Total expenses		9,483,086
Net income	$	115,179

See notes to financial statements.

United Capital Markets, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Shares		Stock Amount		Additional Paid-in Capital		Accumulated Deficit		Total
Balance, January 1, 2008	100	$	6,000	$	60,203,970	$	(55,308,370)	$	4,901,600
Capital contributions	-		-		13,155,000		-		13,155,000
Net income	-		-		-		115,179		115,179
Balance, December 31, 2008	100	$	6,000	$	73,358,970	$	(55,193,191)	$	18,171,779

See notes to financial statements.

United Capital Markets
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:		
Net income	$	115,179
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		307,525
Changes in assets and liabilities:		
(Increase) decrease in;		
Securities purchased under agreements to resell		(345,570)
Securities owned, at fair value		(39,564,289)
Interest receivable		(1,078,355)
Other assets		29,619
Increase (decrease) in:		
Payable to clearing organization		21,503,071
Securities sold, not yet purchased, at fair value		5,745,885
Accounts payable and accrued expenses		14,630
Net cash used in operating activities		(13,272,305)
Cash flows from investing activities:		
Purchase of furniture and equipment		(5,774)
Net cash used in investing activities		(5,774)
Cash flows from financing activities		
Capital contributions		13,155,000
Net cash provided by financing activities		13,155,000
Net decrease in cash and cash equivalents		(123,079)
Cash and cash equivalents:		
Beginning of year		159,395
Ending of year	$	36,316
Supplemental disclosure of cash flow information		
Interest paid	$	514,744

See notes to financial statements.

Note 1 - Organization

United Capital Markets, Inc. (the "Company, a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets fixed income securities, including private label asset-backed and government agency securities, to other broker-dealers and financial institutions through its offices located in Florida.

The, Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the "clearing organization").

Note 2 - Significant Accounting Policies

Securities transactions

Proprietary and customer securities transactions and the related revenues and expenses are recorded on a trade date basis, as if they had settled. Securities owned and securities sold, not yet purchased are stated at fair value with related realized and unrealized gains or losses reflected in principal transactions in the statement of income. Fair value is generally based on published market prices or other relevant factors including independent price quotations and the Company's valuation models using methodologies such as the present value of known or estimated cash flows.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all investment transactions entered into for the account and risk of the Company as well as related commission income and expenses are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have note reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Furniture and equipment

Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the useful lives of the assets which range from three to five years:

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts.

Interest income

Interest income is earned from the underlying securities owned, the deposit with the clearing organization, and collateralized financing transactions and are accounted for on an accrual basis.

Note 2 - Significant Accounting Policies - continued

Interest Expense

Interest expense is incurred on the Company's financing of its proprietary inventory and securities sold, not yet purchased. Such interest expense is accounted for on an accrual basis.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (the "GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and. accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income taxes

The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be a Qualified Subchapter S Subsidiary ("QSSS"). As a QSSS, the Company's income is included in its Parent's tax return. The Parent is a subchapter S corporation which is 100% owned by an individual, the 100% individual owner of the Parent is taxed on all of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is not subject to state and local income taxes.

Note 3 – Securities

Statement of Financial Accounting Standards No. 157, *Fair Value Measurement* (Statement 157) defines fair value, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Statement 157, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Note 3 – Securities - continued

Description	12/31/08	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available for sale Asset backed securities	$ 44,669,491	$ -	$24,878,087	$ 19,791,404

The estimated fair value of securities is determined based on level 2 and level 3 inputs derived using market quotations and values as determined by management. The fair value of investments in asset backed securities at December 31, 2008 was $44,669,491.

	Fair value measurements at Reporting date using significant Unobservable inputs (level 3)
	Available for sale Asset back securities
Beginning balance	$ -
Total gains (realized/unrealized) included in earnings (or changes in net assets)	2,041,512
Purchases, issuances, and settlements	17,749,893
Ending balance	$ 19,791,404
The amount of total gains for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$ 868,758

Note 4 - Payable to Clearing Organization

Included in payable to clearing organization are amounts payable for settled short positions net of receivable for unsettled long positions. The Company's principal source of short-term financing is provided by the clearing organization from which it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements. The net payable to the clearing organization is payable on demand. Amounts payable to clearing organization at December 31, 2008 were $30,967,831 which were reduced by unsettled trades of $1,097,623 for a total of $29,870,208

Note 5 - Deposit with Clearing Organization

Amounts represent the Company's required interest bearing deposits with the Company's clearing organization to cover potential trading losses.

Note 6 - Transactions with Customers

For transactions where the Company's clearing organization extends credit to customers, the clearing organization seeks to control the risks associated with these activities by contractually requiring customers to, maintain margin collateral in compliance with various regulatory and clearing organization guidelines.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2008, there were no customer balances maintained at its clearing organization and subject to such indemnification. During 2008, the Company incurred a $2,329,187 loss under the terms of this indemnification. In accordance with the margin agreement between the clearing organization and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

Note 7 - Commitment

The Company is committed to pay rent for office and storage space, under operating leases with minimum annual rental payments. In addition, the leases require the Company to pay for operating expenses and real estate taxes. Expected minimum annual rental payments are as follows at December 31, 2008:

	Minimum Annual Rental Payments
2009	$ 244,367
2010	244,367
2011	244,367
2012	244,367
Total	$ 977,468

The current year expense on lease arrangements was approximately $209,798.

Note 8 - Contingencies

As of December 31, 2008 the Company is involved in certain FINRA Dispute Resolution arbitration proceedings, involving substantial monetary claims. The legal counsel of the Company is unable to express an opinion on the outcome of such arbitration matters at this time. The management of the Company believes that it is unlikely that these arbitration proceedings will have an adverse effect on the Company's business, financial condition or operating results.

The Company is also involved in various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities, including breach of fiduciary duty, constructive fraud, fraud by misrepresentation and omission, failure to supervise and control, and violation of state and federal securities laws. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or operating results of the Company.

Note 9 - Related Party Transactions

The Company paid $97,800 during 2008 to its affiliates for expenses related to compensation for services rendered to the Company. Such amounts are included in the statement of income as compensation and benefits.

Note 10 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2008, the Company had regulatory net capital of $9,602,394, an excess of $9,502,394 over the required minimum net capital of $100,000. At December 31, 2008, the Company's percentage of aggregate indebtedness to net capital was 1.48%.

A deposit in the amount of $2,000,000 is held with the clearing organization and considered an allowable asset in the computation of net capital pursuant to an agreement, dated November 14, 2005 between the Company and the clearing organization.

United Capital Markets, Inc.
Computation on Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

Net capital		
Stockholder's equity from statement of financial condition	$	18,171,779
Deductions and/or changes:		
Non-allowable assets:		
Fixed assets		303,513
Other assets		1,744,089
Total deductions and/or changes		2,047,602
Net capital before haircuts on securities positions		16,124,177
Haircuts on securities:		
Debt securities		5,815,799
Undue concentration		705,984
Total haircuts on securities		6,521,783
Net capital	$	9,602,394
Aggregate Indebtedness	$	141,180
Computation of basic net capital requirement:		
Minimum net capital required		
(greater of 6-2/3% of aggregate indebtedness or $100,000)	$	100,000
Net capital in excess of minimum requirements	$	9,502,394
Ratio of aggregate indebtedness to net capital		1.48%
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses		141,780
Total aggregate indebtedness	$	141,780

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's orginal unaudited December 31, 2008 Part IIA FOCUS filing.

GSK Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Debra A. Bachenheimer, CPA
Vincent Carrodeguas, CPA
Lawrence C. Elmer, CPA
Carlos F. Garcia, CPA
Zvi Gold, CPA
Michael B. Goldstein, CPA
Sanford B. Horwitz, CPA
Dana M. Kaufman, JD/CPA/CFE
Alan Kirzner, CPA
Jeffrey B. Koch, CPA/PFS
Diana Levi, CPA
Howard B. Lucas, CPA/ABV
Jerome T. Price, CPA
A. Gerald Reiss, CPA
Jack N. Rosenberg, CPA
Lawrence W. Rubenstein, CPA
Bernard J. Schinder, CPA/PFS
Saul H. Silverman, CPA
Gerald Teitelbaum, CPA
Roger J. Terrone, CPA
Joaquin R. Urquiola, CPA
Jeffrey L. Weiss, CPA

Independent Auditor's Report on Internal Control

To the Board of Directors
United Capital Markets, Inc.
Key Biscayne, Florida

In planning and performing our audit of the financial statements of United Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness' of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of, control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate Indebtedness and net capital under rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment, for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and-the-practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2121 Ponce de Leon Blvd. - 11th Floor • Coral Gables, FL 33134
Phone: (305) 442-2200 • *Fax:* (305) 444-0880
info@gskcpas.com • www.gskcpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate; authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy, for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Schechter Koch Price Lucas Horwitz & Co., P.A.

Coral Gables, Florida
February 26, 2009

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Coral Gables Office:
2121 Ponce De Leon Blvd., 11th Floor, Coral Gables, FL 33134 • Ph: (305) 442-2200, Fax: (305) 444-0880

Hollywood Office:
4000 Hollywood Blvd., Suite 215 South, Hollywood, FL 33021 • Ph: (954) 989-7462, Fax: (954)-962-1021

www.gskcpas.com